SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobras

OPEN COMPANY

CNPJ N’ 00.001.180/0001-26

NOTICE TO SHAREHOLDERS

Payment of Interest on Equity

The Eletrobras – Centrais Elétricas Brasileiras S.A. (Bovespa: ELET3, ELET5, ELET6) – informs its shareholders that, in compliance with the deliberated on 54rd Annual General Meeting held on April 30th, 2014, will start from may 29th, 2014, the payment of interest on equity (JCP), related to the year of 2013, the shareholders entered in the base date of April 30th, 2014.

In accordance with current legislation and the Eletrobras Bylaws, the values below are updated by the Selic rate:

Shares: Type	Gross Value on 12.31.13	Gross Value on 05.29.14
Common Shares	0.399210837	0.415794302
Pref. “A”	2.178256587	2.268742714
Pref. “B”	1.633692440	1.701557036

Payment Conditions:

Pursuant to Law no. 9,249/95, 15% (fifteen percent) of income tax relating to the amounts of interest on own capital will be retained. Likewise, on that portion of the payment that is adjusted by reference to the Selic rate, a rate of 22.5% (twenty two point five percent) of income tax will be applied, according to Law no. 11,033/04

The withholding of income tax described as mentioned above will not be applied to those shareholders who have provided notice to Eletrobras of their status as not subject and/or exempt from withholding tax by forwarding to Eletrobrás a copy of the “Termo de Declaração e Compromisso”, as published in our Notice to Shareholders dated March 27th, 2014.

Payment Instructions:

Payment will be made through Banco Bradesco S.A., the depository bank for Eletrobrás shares, by credit to the bank accounts of registered shareholders.

For shareholders whose registration does not contain information on their Bank/Branch / Current Account, interest on own capital will only be credited as of the third day from the date of the updated registration in the electronic files of Banco Bradesco S.A., through its branches.

For shareholders who are users of custody trust arrangements, interest on own capital will be credited in accordance with procedures adopted by the applicable stock exchange.

Holders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card, proof of residence and the bearer shares in order to convert these shares into book form for subsequent payment. At that time, these holders may pass on their bank account information.

Regarding the holders of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, payment will be made through JPMorgan Chase Bank, N.A., the depositary bank for the Eletrobras ADR programs.

The payment date and any other additional information may be obtained through the following website: www.adr.com

Places of Service:

Further information may be obtained through the Bradesco Shareholder Service Center by calling (55 11) 3684-9495 or at any Banco Bradesco S.A. branch.

Final Comments:

Any interest on capital not claimed within 3 (three) years of the initial date of payment (May 29, 2014), will revert back to the company in accordance with Item a, Item II of Article 287 of Law 6,404/76.

We remind our shareholders of the importance of updating your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have a current account at any bank registered with Banco Bradesco S.A. To update your registration please go to any branch of Banco Bradesco S.A. with your personal documents.

Shareholders are reminded of the importance of updating your registration data, because the income payment may only be made to the shareholders whose registration data are up-to-date or those that have a checking account in any bank registered in Banco Bradesco S.A. (institution which administers the system of Eletrobras book-entry shares). To do so, you should attend any branch of Banco Bradesco S.A. in possession of your personal documents.

Brasília, May 23, 2014.

Armando Casado de Araújo

CFO

www.eletrobras.com

For further informations: Centrais Elétricas Brasileiras S.A. – Eletrobras

Investor Relations: invest@eletrobras.com

Ave. Presidente Vargas, 409 – 9º floor – Rio de Janeiro, RJ – Tel.  55 (21) 2514-6331/6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.